SUB-ITEM 77M: Mergers
On November 12, 2001, the Board of Directors approved a resolution by which the Credit Suisse Technology Fund (the "Acquired Fund"), a series of
Credit Suisse Select Funds (the "Trust"), would transfer to the Credit Suisse Global Technology Fund, Inc. (the "Fund") all of the Acquired Fund's assets in exchange for Common Class shares of the Fund and the assumption by the Fund of the Acquired Fund's liabilities. On April 24, 2002, pursuant to the Agreement and Plan of Reorganization, dated as of March 15, 2002, the Acquired Fund transferred to the Fund all of the Acquired Fund's assets in exchange for Common Class and Class A shares of the Fund and the assumption by the Fund of the Acquired Fund's liabilities. Such shares of the Fund were distributed to shareholders of the Acquired Fund in liquidation of the Acquired Fund, and the Acquired Fund was subsequently dissolved.